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Exhibit 20.2



May 5, 2004




Board of Directors
Secretary
Hanover Direct, Inc.

Gentlemen:

I hereby resign as Chairman of the Board, a member of the Board of Directors and the Nominating Committee thereof, President and Chief Executive Officer of Hanover Direct, Inc. (the "Company") and from any positions I may hold with any subsidiaries of the Company all effective immediately, but conditioned upon the agreement of the parties to a settlement of all claims, including but not limited to my claims under my employment contract.

Sincerely,



Thomas C. Shull